SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K
Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

March 4, 2004

Valentia Telecommunications
eircom Funding
Valentia Holdings Limited
eircom Limited
(Translation of registrant's name into English)

114 St. Stephen's Green West
Dublin 2
Ireland
Tel: (+353) 1 701 5000
(Address of principal executive offices)

 Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F:

Form 20-F ☒    Form 40-F ☐

 Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

 Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

 Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes ☐    No ☒

 If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

 On March 4, 2004, eircom Group Limited issued a press release, a copy of which is attached as Exhibit 99.1 hereto.

EXHIBIT LIST

Exhibit	Description
99.1	Press release, dated the date hereof.

SIGNATURES

 Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

VALENTIA TELECOMMUNICATIONS (Registrant)
Date: March 4, 2004	By:	/s/ DR. PHILIP NOLAN (Signature)
	Name:	Dr. Philip Nolan
	Title:	Chief Executive Officer

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

eircom FUNDING (Registrant)
Date: March 4, 2004	By:	/s/ DR. PHILIP NOLAN (Signature)
	Name:	Dr. Philip Nolan
	Title:	Chief Executive Officer

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

VALENTIA HOLDINGS LIMITED (Registrant)
Date: March 4, 2004	By:	/s/ DR. PHILIP NOLAN (Signature)
	Name:	Dr. Philip Nolan
	Title:	Chief Executive Officer

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

eircom LIMITED (Registrant)
Date: March 4, 2004	By:	/s/ DR. PHILIP NOLAN (Signature)
	Name:	Dr. Philip Nolan
	Title:	Chief Executive Officer